Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following remarks were given at a presentation to CBOT members by the CBOT’s Chairman, Chief of Staff and outside counsel and were posted on the CBOT’s membernet on Wednesday, August 18, 2004:

Chicago Board of Trade Member Informational Meeting

Remarks by Charles Carey, Carol Burke, Peter Carey and Kevin Forde

Monday, August 16, 2004

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Thanks for coming in today, we wanted to have a meeting to make the attorneys who worked on the settlement agreement available for any questions you may have. We had hoped to have everybody in the room a couple of weeks ago but K & E objected. Then they requested a forum where they could meet with the Full Members and explain their position as to why they object to this settlement agreement. And I think there are a lot of questions going back and forth. I know if you’re like me class action litigation is pretty confusing if you haven’t gone to law school so it’s been quite an education. Today Peter Carey who’s my counsel, and Kevin Forde here, Kevin’s a past president of the Chicago Bar Association, he authored the Illinois Class Action litigation statute and he’s currently in the Supreme Court of the State of Illinois with the Phillip Morris class action suit. These are the gentleman that spent months working on the settlement agreement I know there’s a lot of questions about its methodology or future liability fiduciary duty… a lot of questions have arisen and we felt it was important to be available for questions today so I would ask these gentlemen to take the stage or the podium and I’ll turn it over to them.

Peter is recovering from a little, not a little, significant surgery [unintelligible speech] questions you may have regarding the settlement. Our proposal [unintelligible speech], can you tell us on September 10th from our standpoint the people that gave approval to Charlie for the settlement what would be the best possible outcome or decision by the judge and what would be the worst from our standpoint?

On September 10th there is a, it’s scheduled for a fairness hearing and at that time the court theoretically, that’s a light way to put it but, theoretically Judge McGann is scheduled at that time to conduct the hearing and make a determination as to whether the settlement agreement is fair reasonable and he approves it. We, and that’s what should happen at that time and so obviously the best case scenario is he approves it and the worst case scenario is that he rejects it. There is another possibility and that is that he sees that there is one or a number of factual issues that are too complicated for a one afternoon hearing. That fairness hearing is set for 2 o’clock on September 10th. In that case I think he would say that I think we need to hear witnesses on this subject on that subject. And he would, and it’ll take two days or three days or whatever and he would give us two or three dates to do that. That is not uncommon and at this point it’s impossible to predict. It would be soon though, he has said this is a very high priority on his calendar, and he has, in saying that it could go on to a hearing. I don’t mean to say that he’d set a hearing for January or February, I mean the first available dates on his calendar. And he has indicated a real concern about the timing on this so would move it.

Okay insofar as numbers, if say we go there with a 900 number or 1000 number or 1100 number does that make a difference in his decision?

When you say “go there” you mean we file it?

Yes.

[unintelligible speech] … right

Right.

Yes it makes a difference ok. Because one of the things he considers, that he’s considering in fact the only thing he’s considering at this point the only issue in the case is whether this agreement is fair and reasonable insofar as Full Members are concerned. And so if we tell that judge that there are of the fourteen hundred Full Members 8 or 9 or 10 or 11 or 12 all have made their own determination in that regard it’s very persuasive I think.

What consequences or liabilities might I incur if I don’t sign the authorization or the letter saying that I approve of the settlement?

None.

Ok.

None whatsoever.

Ok.

None, no

And if I um…what, tell me again your question because…

Well if I’m not sure I’m in favor of the settlement so I don’t sign the letter that you’ve been passing around. Might I understand do I have any liabilities?

No, none nothing.

And a second follow up question…

It’s considered a neutral act.

…ok.

It doesn’t mean anything

And the second question is why can’t you guys get together with the K&E guys at the same meeting representing a class of defendants so that when I ask you a question they can refute it and when I ask them a question you can refute it. Why can’t the two people ever get together?

They uh

That would bug me because I don’t like that situation where I can’t get both sides of the story.

Chairman Carey thought he had such a meeting arranged. And Kirkland and Ellis decided they will not appear at a meeting with Full Members where we’re present. For this reason, for this reason: Here’s their position. We represent the board which represents the interests of all members. Our conversations, this conversation today is not privileged. And their conversation with Full Members they believe is privileged and they are asserting a privileges to any of those.

[unintelligible speech]

Their conversations? And they’re privileged against the defendants, but not against the, the plaintiffs but not against the defendants or am I misinterpreting this? What do they seem to be worried about?

Let me see if I can address that point. The privilege belongs to the Full Member not to the lawyers first of all. The lawyers however will assert the privilege on behalf of their clients when they think it is in their client’s best interest to do so. And we had suggested to them that we were prepared to come to any meeting under any circumstance with them and if it were just limited to the Full Members they were uncomfortable with that and so they objected to that.

I’d just like to point out that again we wanted them all [unintelligible speech] some people asked last week why wasn’t I there and they had objected to my counsel being there and that’s why I wasn’t there and so I’m not going to sit there and argue with a very well preened attorney. I don’t know if they’d ever agree to a meeting under all that.

Kevin I refuse to be pessimistic about this thing so when Judge McGann certifies the agreement, how will this concept of fiduciary duty change once we restructure and become stockholders? Within the context of that a…

Well ultimately there will be, assuming there is a restructuring and etc. Ultimately it will become a typical Delaware corporation and under Delaware law the corporate law like the corporate law of any other state no shareholder by virtue of being a shareholder has a fiduciary duty to any other shareholder unless, unless that individual shareholder is in control or serves in a fiduciary capacity, that is you know on the board of directors or something like that. Ultimately the issue should go away.

The best thing we can do as an institution then to get out from under this appellate court decision is to restructure and become shareholders

Well I think once you’re, what I call a typical Delaware corporation, the opinion is no longer controlling because the opinion was directed to this association and it’s unique structure. It’s a unique membership structure.

Thank You.

Now again assuming that the court does approve of the settlement at the September 10th hearing at the last meeting we had, I’m not waving my attorney client privilege so I’ll just go on the record for that, it was kinda, we were led to believe that there might be an appeal filed by the Full Member class at that point. Can you fill us in on what that would, how that would go about?

If the court approves the settlement, anybody who objected to the settlement, I’m being precise here because we have a difference of opinion as to whether there is such a thing as a defendant class insofar as opposing the settlement. But let’s say Mr. Myers cause right now is Mr. Myers is the only objective. Mr. Myers can take an appeal. And the important thing to keep in mind is two things. On the substantive side what are the chances of prevailing in that appeal. The test on appeal is was the decision of Judge McGann in approving the settlement so bad that it constituted an abusive of discretion? In other words, the appellate court doesn’t second guess him on the determination of [unintelligible speech] it’s a high standard, it has to be an abuse of discretion. The other point so what I’m saying there is that an appeal is difficult, to win an appeal is difficult. The other issue is not a substantive one but a very important procedural one. A party taking an appeal may have to post a bond. To protect the party who prevailed for any damages incurred as a result of the appeal. And that is an issue that I hope we never have to confront but that could be a significant issue.

The bond may we have to post because of restructuring being an issue? Is that what you are…

Yes, usually it’s simple well you get a million dollar judgment. You have to protect it by posting a million twenty five, a million and a hundred twenty five more to cover the interest or something and this is much more complicated and if the court agreed the potential damages could be astronomical.

[unintelligible speech] Does that mean we can’t have a restructuring if it’s under appeal?

No actually that’s a very good point. Because there’s another element there. What they would have, the losing party making an appeal would have to get a stay imposed to stop the other party from going forward. Unless they get a stake that’s where the bond would come in. They would say ‘Well we want you to stay the enforcement of your order’ which would stop us in our tracks and we would say ‘We want to go ahead and restructure.’ So if they want to, us to, they want to stay which means we can’t go forward until they complete the appeal, then they have to post the bond to protect us from any damages in that period. And I just, then it would get very very interesting into what is an appropriate bond what are the potential damages, etc.

Mr. Myers, Mr. Myers would have to post the bond. Does McGann. [unintelligible speech]

If they do appeal, what sort of time frame do you see that playing out in? I know it’s just a guess.

Uh, through the appellate court a year.

[unintelligible speech]

Because of the test being a clear abuse of discretion wouldn’t they want to move it up on the docket and wouldn’t there be a big long hearing in whether or not McGann abused his discretion?

We well, the standard time going from a judgment to a decision by the appellate court I say a year, that’s under the best of circumstances. There are cases that take much longer. There are cases if you go in and say if a party goes in and asks to be accelerated and so on and so forth — 6 months. An accelerated appeal takes 6 months.

I’d like to add a couple of points here on that, that’s a main point I think initially for example in the first appeal they requested, that is Kirkland and Ellis requested an expedited appeal and they were not given an accelerated appeal. It’s kind of rare for an appellate or Illinois Supreme court to grant that. It’s not unprecedented, but it is unusual. The other point is, if the settlement agreement is approved by the trial court, this stay that Mr. Forde was talking about is actually a request or an injunction to stay the effect of the courts order pending the appeal. The party requesting that stay, in this case would be the lawyers for the Full Member class or Mr. Rice, Mr. Myers rather, Ernest Myers would have to demonstrate among other things, that he has a likelihood of success on appeal. And that would be because of the discretionary standard of review that Mr. Forde alluded to, that would be very difficult to do here.

Do they have the right to appeal under all circumstances?

Virtually.

Yeah.

And the only footnote to that is it has to be in good faith. There has to be some legitimate issue to appeal but that’s not an issue here. I think that anybody can appeal anything.

Okay. If they appeal and there’s no stay granted, as the Board of Trade legally, what can we do going forward?

Well, you are bound, you’ve got a settlement that’s been approved, you got an allocation that, consistent with that settlement agreement and you go forward and restructure. I would presume that would be the action, but that would be up to the board at that time. They would have this certain risk that the settlement could be overturned on appeal, but, they’d have to evaluate that risk at that time, but they could certainly go forward. Unless there’s a stay stopping them from going forward, they could go forward.

[unintelligible speech].

I came in a little bit late, did you discuss the options that the Judge McGann has at this hearing on September 5th?

Yes.

We’ve already discussed that.

I think so.

Uh, well…

No, actually, I…

Well…

Because, the, we said, what could happen? Mark asked the question but…

But, let, yeah, let me, let me say…

On September 10th [unintelligible speech] I explained that he can approve it, he can disapprove it, or he can say that he has to take further evidence in which case we would get a short date and we would have to put in testimony, etcetera, to, to both sides to satisfy it.

Did he go..

Did not.

Did he go straight to a fairness hearing?

No.

No. You, you mean if it’s rejected.

If it’s rejected…

It’s rejected.

If it’s rejected then, could he then having been rejected, could he then go to a, to a fairness hearing based on the original appellate court decision? I think first of all, the first thing that would happen if Judge McGann rejects it, is that the minority members are taking an appeal. That, I think is a legal certainty. There wouldn’t be and the settlement, I think, would still be an issue while they appealed that. It’s really difficult to say what would happen, if they didn’t take an appeal, and they wanted to go to a fairness hearing, would McGann, Judge McGann then proceed to some kind of a fairness hearing, I, what, what do you think Peter?

Peter: Well, if....

Well, I mean theoretically. The point, that, theoretically the answer to that is yes. I think the important point about is if the court does reject the settlement agreement, the membership and the Board of Trade is left with a completely unknown and uncertain future as it relates to restructuring and as it relates to you know, what’s going to happen from that point forward. Let’s say he does elect to go immediately to a fairness hearing and there is no appeal, and he has a fairness hearing and he says at the end of the fairness hearing, that’s, it’s not fair. What do we do then? Now it has to go, either he could, he could decide what is fair, or, if he refuses to do that, then it would come back to the Board of Trade, the Board of Trade would presumably have to appoint another Independent Allocation Committee and start the process all over again. What you’re looking at here, is a circumstance of continued uncertainty, for years to come. If that eventuality occurs. It’s not like if the court rejects this agreement, tomorrow there’s going to be another one. There’s no guarantee that’s going to happen, and given the fact that Kevin and I spent 4 1/2 months every day, negotiating hard with the lawyers for the plaintiff class, it’s very unlikely that that’s going to happen and be produced in any, you know, instantaneously. I think that, I think you’re in for a long ride, of uncertainty if the court rejects the settlement agreement.

So, basically, what I’m gathering here, the fact is, that this lawsuit or the actions on the part of the attorneys supposedly for the acting our, in our best interest, is the class. Really, you’re putting the class at tremendous risk as to the results that could happen, could occur, and could set back for almost forever any chance of the exchange, the demutualizing, restructuring, etcetera. Am I accurate in that law, uh, let’s, let’s just say what could happen. On this fairness hearing, it isn’t like Judge McGann would say, I’m rejecting this settlement and we’re going to fairness hearing next Tuesday. Uh, uh, the, if, if the plaintiffs did not want to appeal for some reason, and decided to confront a fairness hearing on the 5 to 1, they would be allowed time to prepare for that hearing, I don’t know when that would be conducted, but they would want certain discovery and other, there’d be a lot of preparation for that. That would be a real battle. If Judge McGann ruled that 5 to 1 was reasonable, they would appeal. The plaintiffs would appeal. The minority members would appeal. It, it, that appeal would go to the same panel, basically the same panel. One judge off of it. That, that wrote the earlier opinion that was so critical of the 5 to 1 allocation study by Blair & Company, and, if they reversed again, I’d go back to having a, a whole new fairness hearing or, you’d need a whole new study to, get a new allocation. Uh, and so it would, it would be a significant delay no matter what anybody thinks. That would be a significant delay.

I guess the point that I was trying to bring out you certainly helped. Bringing that point out, is that the people who have, who are fighting the settlement, are really putting the entire membership at risk, in regards to potential restructuring because of the time limits involved, and they, I believe that that group is a very, very small minority. And I would hope that perhaps some of our members who are in favor of the settlement would contact that group to say, hey fellas, you know, our risk, the history, the exchange is at risk here, and, you ought to give it some further consideration.

I, I think Lee, that that’s why it’s important that we can demonstrate to the court as many Full Members as possible who support this agreement. That, that’s why I think the court needs to know that the, the, vast majority of the Full Members support this agreement as they’ve indicated not only in the authorizations, but in the prior advisory vote, the more authorizations that, that we submit to the court, the stronger our case becomes in that regard.

I have a question on the phone.

Question.

That question comes from Stuart Reef. Please go ahead.

Yes. I have two questions. The first one is, there seems to be, there’s obviously a conflict of interest between Kirkland & Ellis and the Board of Trade. Do they have a waiver from the Board of Trade, to represent the defendant class?

Yes.

Pardon?

Yes.

Okay, and second, do you have comments on the, I received the latest objections that was filed, is there comment on those? Especially the, what kind of weight that the judge gives on something like no weight should be accorded to the misinformed support of Full Members?

Well, we will attempt to make a defense on behalf of the uninformed, and, point out to the judge that the people who signed the support statements know what they’re doing and that particular comment I think was particularly inappropriate, but we’ll save that for our brief.

Okay.

I’m shocked that Garrett would suggest that his own clients are misinformed.

[Laughter.]

I know I’m not the sharpest tack in the thing, but this is unbelievable.

Well, thank you.

Yeah, I likewise have two questions. Is there a point during these proceedings where the judge having signed statements from all the people who approved the settlement, our names are out there, will we know at some point the names of the people who have signed on with Kirkland & Ellis as to, who they are actually representing and how big a proportion of the membership they’re representing. That’s my first question. The other one is

Well, on that one, we have asked 3 or 4 times, in writing and a number of times orally, exactly who besides Mr. Myers is objecting and they have refused to say. We are presenting them with a, with a formal court pleading, and interrogatory asking them, who objects. Identify any member who objects to the settlement, that’s basically what we’re saying, and maybe we’ll get a response, but, as we stand here today, we know that Mr. Myers is an objector, and we don’t know of any other objector.

Okay, well, that’s pretty safe cause he’s down there in Kansas City and nobody knows who in the heck he is. Uh, a second question is this. In reading the material that Kirkland & Ellis has sent the Full Members, one of the comments they make is that, the transfer of Two Hundred Million Dollars from the Full Membership in asset value to the minority memberships, they believe is an unconscionable taking of property, or however you express illegally. There is no question in my mind that should they prevail on this argument, and the Full Members regain the original 1 to 5 allocation, are that they will come back to us and demand a portion of that as a contingency fee basis, you know, for the work that they’ve done. Uh, but I’m curious about the flip side. What happens if, if they are slammed down and we are put in a worse situation than the settlement agreement that we have negotiated in good faith with the minority plaintiffs? Can we then go after Kirkland & Ellis to make the Full Members whole for dragging this thing out and putting us in jeopardy which is, I mean not only do we have a time jeopardy here because we’re holding up our business plan, but we’re being put in financial risk because you don’t know what’s going to happen in the court. I mean, the court can actually come back and say this 2.27 or whatever it is ratio, isn’t fair enough to the minority plaintiffs — and where will we be then? And where is Kirkland & Ellis then? I mean, what risk are they assuming here? Other than the time they spend on the case?

Uh, well…

I’d like to answer that Carl.

[Laughter in the room.]

I have already, I have already gone on record with Kirkland & Ellis, that if in fact, as a result of legal action, etcetera, that we get a worse situation, that they will be held responsible, and they should notify their insurance malpractice carrier of that fact, and that was said twice, here at the meeting, at their last meeting.

Okay.

I don’t think I have a case, and I said I didn’t expect you to say anything else.

Well, it would depend on what, everything depends on what happens down the line. That’s really far down the line.

This is a follow-up question. If I don’t sign the, the goods, that I agree, that doesn’t mean that I object though does it?

No.

No.

Okay.

Thank you.

But I should say that, that if you’d read their objection, they are implying that that’s the case. The judge rather early said, when we were approving when we were working over the notice, that, that remaining in the class of doing just what you described, is a neutral act. It doesn’t mean that you support the settlement, it doesn’t mean that you oppose it.

Can I just ask why they didn’t have a no box?

In…

Was it?

Yeah, you know why, because obviously there was gonna be certain parties that are probably you know, in terms of neutral in the situation, or just don’t you know, are either ambivalent or apathetic or just don’t want to, are concerned about a legal implication that may or may not exist, and are gonna go and just not vote and so, I wish we’d have voted 93% to approve it, and that kind of says what the numbers are, but you know, if you get a full turn out, its always hard and I’m just wondering why they left open this area, where you know, cause I think if you, if you had the F’s in no, you could see what the true percentages really were.

Uh, yeah.

Well, if you prefer doing it again, we probably would have done that.

I don’t think you can assume because of the amount of votes that are in right now…

I don’t think we’ve ever had perfect attendance in a vote of 1402, I think some of the biggest turn outs, in a chairman’s race, is about 1200 or 1250 or something like that so, I think 150 to 200 never respond, and, and so, and I don’t think that all those that haven’t responded object, some are neutral or some, some of them are firms that just haven’t had time to get back to it or they’re concerned about it so they’d rather just stay out, which they’re clearly protected in this agreement. They’re neutral, so.

Well, one of the things that, that one would think would have happened is, that those people who in fact do oppose the settlement agreement could have done exactly the same thing — that is, solicited anybody who objects and one would have expected that since that’s an issue, the court must consider, that is, the reaction of the people who are affected by the agreement that Kirkland & Ellis would have done whatever was in their power to generate evidence of opposition, and, there isn’t any. I mean, we haven’t seen any other than the one objection.

Yeah. Yeah, we do think that it will be clear to them again (?).

Yes. That’ll be clear.

[Laughter.]

Yeah, right now it’s 800 or 900 to 1. That’ll be clear.

Yeah.

Yeah, thanks Charlie. I think that the dialogue here has made it clear in my mind, but the matter of, of whether we objected, whether we were deemed to have objected, if we did not sign the Board of Trade’s form. Well, then, certain in my mind certainly because in an earlier meeting, I think Char… and I don’t mean to misquote you Charlie, but I understood you to say, that if we did not sign the Board of Trade’s form, Kirkland would tell the court that we in fact object. But if we, pardon me, that we oppose, I guess.

We were concerned that they would make that, repres.... well, that’s a big difference, you know. That because of the fact that objectors have a different status in this, than people of the court.

I think that the concern was that there’d be an implication. And they did, they have attempted to draw that implication.

So if, for any Full Members that do not sign on to the Board of Trades forum, the impli… an implication might be drawn, that they object to the settlement, and that they’re in fact in the opposing class?

I think that’s the argument that Kirkland is making.

But they are…

They’re purporting to, they’re purporting to represent the defendant class and Ardis McDyer, Ardis Myers, excuse me. Uh, in objecting to the settlement, so they’re by implication, suggesting that the defendant class, opposes the settlement agreement.

Okay. So, then, just a follow-up question please. So, for those people that do not sign the Board of Trade form, do they lose or do they risk, losing the uh, protections afforded by second amendment to the settlement agreement.

No.

No.

No, they do not.

No.

No.

They do not.

The reason for the survey is to give the judge a clear picture of how much support there is. So, what I think it was, I’m not aware, but it was clear to me that, that you don’t, by not signing or not purchase bidding, you don’t lose any of the protections.

Yep.

Ninety-Three percent that we’re making such a big fuss about, and justifiably so, I’m not complaining about that, but the percentage of the members who voted at that vote was only about 50%, am I correct?

Yeah. We totally…

You know, so, you know, I mean, anybody can go in there and make an argument, well 93% and 50% you’re still less than the majority.

Well, I did…

I get the point, heck…

We got the…

No, no, no, no, I understand, that by doing what we’re doing now, when we are giving them signed documents of far more than 50% of the membership, this thing is now a much more solid argument that the membership is in, greatly in favor of the settlement agreement, whereas before, you could make an argument, well, you know, 50% of the members didn’t even bother to vote, you know. So, …

And he in fact made that argument.

Yeah.

He made uh, he pointed that out when we, uh mentioned the 93% and Judge McGann commented, well, that’s more than vote in a presidential election. Uh, he also commented that they had the opportunity to vote against it, and didn’t. And they, and then the second argument is, but that was an uninformed vote because the notice hadn’t gone out. Now, we’ve had the notice go out, and after the notice goes out, you have the, a very overwhelming statement of support, I think it should put the issue to rest once and for all. Where the membership stand on it. I would certainly hope so.

Uh, Kevin I have a couple of different questions on a variety of issues. We were told last week, and I don’t know where the argument comes from. Whether its Kirkland’s argument or it comes from the appellate court, that because of the peculiarities of our proposed restructuring with Full Members, uh, being the majority on the nominating committee, that we would still, the Full Members as a class, would still continue to have a fiduciary responsibility after restructuring.

As long as you are under the structure, the present structure, is what gives the fiduciary, it creates the fiduciary duty, where you have, where you have the membership structure. Once you become, as I’ve said earlier, a typical Delaware corporation, then, then its different.

Okay.

A shareholder is a shareholder.

The argument was, and I don’t know the details, but the argument was that, we will not be a typical Delaware corporation, that there was some peculiarities in the escrow or in the way the restructuring was proposed. That Full Members would still be on the nominating, be the majority of the controlling interest on the nominating committee.

They would be…I understood the argument they would, on the stock is stapled to beat…

They would still be a controlling factor, so therefore, they could have a fiduciary duty. I didn’t hear the nominating committee argument, but the makeup of the board and the voting power of the force, someone could make the case, that even though you were Delaware for profit while the stock was stapled, there is a risk that you would run into this fiduciary duty argument again.

So, during the period where the stock is stapled, it’s much more [unintelligible speech].

After I’m talking about, after the unstappling.

Okay.

Uh, secondly, is there another possibility on September 10th, that the judge will say, to both parties, you’re very very close. If you twiddle with this and twiddle with that, I’ll approve it.

Yes. But let me say, when we were last, or next to last time, we were before the judge, he did exactly that. He met with us until 9 o’clock one night. Trying to resolve any other issues, and I’m sort of saying, we’ve been there, done that. But, it is always possible that a judge will look at something and say, this needs a modification. If this were such, I’d approve it. But under the agreement and this, standard, the court that the issue before the court is, is this agreement fair and reasonable? And its an up or down. The court cannot make any modifications without the agreement of both sides.

But he could certainly encourage…

But he can encourage it. And that is, he can

And he could strongly encourage that.

Yes he can.

Okay.

By the way, he encourages it as he says what I just said. He says, I’m not going to approve this, unless you make this change or that change. And we had, we had a conference where we had an extended pretrial conference — as I said, we met with him one evening — which again indicates his understanding of the urgency. He had a full docket so he met with us starting at 4:30 or something.

So it’s possible then that he could look at Kirkland’s objections and say, you know, they raise a valid point. If you change this —

[Unintelligible speech].

I think it’s a fair agreement. He could tell you that?

He can do that.

Okay.

Yes, he can do that.

One of the objections that Kirkland had was the potential future liability. And one of their remedies was that the Board of Trade change their bylaws to abolish, or prohibit suits against member-to-member, member against a member. Could you comment on this?

We discussed that, a recollection is that that was one of the more extended discussion — do you recall? But I think it was, Peter. I know it was a discussion, and I think it was one of the more extended ones at this evening conference that we had. The, the plaintiffs will not agree to that. And, and so in a sense that ends it. And they will not agree with it because — I can state their position, why they won’t agree to it. They won’t agree to it because they said, how can we agree to an open-ended provision that in effect says we don’t know what you’re gonna do in the future, but we’re not going to bring any cause of action against you if you do whatever. And we’re not sure, even if they did agree to it, whether a judge would allow such an open-ended liability. But their position was, I guess my point is, that has been discussed, first and foremost. It is not a part of this agreement. The plaintiffs said it will never be a part of this agreement. They won the case. That’s their point.

But —

And secondly, and secondly, they said, I tell you what their explained reason for taking that position is that we can’t agree to any kind of, to any kind of provision that, that waives any right that our clients might have for some future action you may take when we don’t know what that action is.

Okay. What if the Board of Trade unilaterally changes the bylaws? Isn’t that different than an agreement between the two parties?

That gets real complicated because you couldn’t under our present structure, the Board of Trade couldn’t put in that kind of a bylaw because — probably couldn’t because the argument would be, read the appellate court opinion. There would be, the majority members would be adopting something that benefited them to the harm of the minority members.

Although the appellate court could say that all parties are being protected.

I don’t see —

For a blanket waiver of all future rights?

No, no, no. From future suits.

From future suits.

It would protect Full Members from suing Associate Members also, as well.

But there’s —

That’s not a control group.

See they don’t have a — there’s no issue there. You can’t — Full Members could never sue minority members for abusing their control powers because they don’t have control powers.

Okay. Last question. Is there a contract between the Board of Trade and the plaintiffs in which they are, one of the issues was that they’re going to reimburse the plaintiffs for their legal fees and also that the Board of Trade was to advocate and defend the settlement agreement.

Yes.

Just fees.

The settlement agreement —

Full settlement provides for fees, the settlement agreement also provides as all settlement agreements do, that the parties who sign it will defend it. And use their best efforts.

Okay. Is that an enforceable contract between the Board of Trade and the plaintiff parties right now?

Yes.

Okay.

Second question?

At these various meetings Kirkland & Ellis has said that under the attorneys’ code of ethics that they are ethically obligated to go ahead and proceed as they’ve been proceeding. And also it’s my understanding that as of today, except for the ten people or whatever the number is that hired Gardner Carton, they’re representing, they’re our lawyers, the Full Members, Kirkland is. And the fact that we’re giving Charlie the okay for the settlement, okay, and if the judge approves the settlement, isn’t that the Full Members firing or releasing Kirkland from their ethical duty to go forward? And is there any legal procedure where if the settlement is approved and Kirkland on the 11th of September says, we want to appeal, that we, that all these 900 or 1,000 or 1,400 or whatever, can basically say to them, you’ve done your job and we fire you and we don’t want to deal?

No. The issue was, can they carry it on. Can they carry on on behalf of the defendant class after the court has approved it and after the court has been aware that 99% of the defendant class says that they approve of the settlement. And I think at that point they have a decision to make. I mean, I think that’s a dilemma the way this situation is structured. They can certainly appeal it for Mr. Myers.

How many signatures do we have, and then if your settlement is approved, how long does it take to become a typical Delaware corporation?

How many signatures were there, I can answer that. We’ve got between 850 and 860 right now. As far as how long, that depends on the SEC declaring you effective if in fact the settlement agreement is approved by the court.

Peter, didn’t — we’re not dealing with the restructuring, but we’ve heard six months or less.

I think Carol may be able to speak to that.

Carol, that’s right. We’ve got the highest authority right here.

We’re looking at, hopefully, two to three months of SEC review, but we don’t control it. But they are not unfamiliar with major portions of our S-4 and we did get it back on file over a month ago, so they are already in the process of reviewing it. Also, the question was how long before this stock is unstapled. And the answer is under the current S-4 it’s indefinite. It’s until the board and the stockholders act. The board may be looking at that and other potential changes in the near future.

Unstaple, correct?

To the extent that —

That this could go on for years.

Well —

To put it unstapled.

You never unstaple a stock. It could just be harmful, hurting shareholders, then yes, you end up this soon.

I would expect that the board of directors would intervene, just as they did in this.

The main point, you’re going to have a vote in favor of restructuring and then a vote to unstaple. So there’ll be two votes and they require the votes of the buyer stockholder.

Kevin, your response to, to, your response to Paul [Schnepp] raised a question in my mind. And that is, and here’s an instance where I wish Kirkland & Ellis were here. Because when you discuss the future liability issue you frame it in terms of attempting to eliminate the possibility of future lawsuits. That’s the way I understand your explanation. They in turn, as I understand it, seem to frame the solution in terms of limiting or somewhat proscribing the nature of fiduciary duty going forward. You see the distinction I’m trying to draw here?

No, I don’t.

You don’t? Okay. All right. In other words, as I understand their position — again, I wish they were here to explain it themselves — and that is that they, what they, as I understood in the meeting of last week or two weeks ago — they would propose to put into the bylaws or some similar arrangement, to limit the fiduciary relationship between the Full Members and other classes. I did not understand them to say that they would limit lawsuits, but only the basis on which lawsuits could be —

Oh, yeah, sure.

Now. The way you answered Paul [Schnepp’s] question, it seemed to me to be the other way. And could you pretend that Garrett Johnson was here and try to reconcile those two explanations?

Well, all I can say is, the appellate court dealt not with lawsuits but with fiduciary duty.

Right.

This is, if you’re in this situation where you control you have a fiduciary duty to the minority members when you, when you deal with subjects that affect their property. And their property rights. If you have a fiduciary duty, you have a potential lawsuit. I can’t separate the two. If a bylaw change could successfully eliminate, or limit a fiduciary duty, then, yes, it could eliminate a potential lawsuit. It could eliminate a valid lawsuit, because if there’s no fiduciary duty there’s no basis for a lawsuit. But the real question comes down to whether you could ever have a bylaw that could pass without the support of the minority members because, in and of itself, you’re creating, you’re dealing with their rights by passing it. And the plaintiffs have very clearly said under no circumstances are they ever going to agree to that kind of a bylaw. I mean, this has been over and over. We’ve been over and over it. And so has Kirkland been over and over this issue with them. I mean, they proposed that, my recollection is becoming more clear, not only was this the subject of the discussion with the judge and was that specific — how about a bylaw? They even submitted a proposal, a proposed bylaw, and —

Kirkland?

Kirkland, to the plaintiffs. And the plaintiffs said no. And the reason they said no is what you want to do is you want us to agree that you won the case. And that’s not a good starting point. I mean, those were basically the plaintiffs’ lawyers words. And so he said we’re not going to agree to that. So, I mean, that’s where they are. And would they agree to this if the settlement were not approved? I don’t have a crystal ball, but they have said unequivocally to that very question, under no circumstances are they ever going to agree to that kind of a thing because that’s what the case was all about.

One other point, too, about the distinction between a fiduciary duty and a lawsuit seeking to enforce fiduciary rights — even assuming that there was some sort of a distinction there, the scope of fiduciary duty is a legal question that the courts will determine once the given relationship gives rise to that duty. But the precise nature of the duty, and what is owed under the duty, can’t be redefined. That’s something for a court to decide and courts have decided this for hundreds of years. I mean, it’s not a new concept. It may be new in your relationship, but the scope of that duty and what it implies is something for the judicial branch of government to decide and not, you know —

It’s not something that you can just write down. Is that right?

I think that as a general proposition is true. There are some very narrow exceptions which don’t apply to this circumstance, but generally that is true, yes.

I apologize if this has been asked, but —

To follow up, you know to follow up another, there are law reviews written on how and when and under what circumstances can you agree by contract to limit your fiduciary duties. I don’t think there’s ever one in the class context because here you’ve got the judges being asked to approve an agreement that involves a lot of people who aren’t specifically before the court. This isn’t like you’ve got two people in an agreement. But not only is it a very, a very complex question, but in the circumstances of this case it’s purely academic because the plaintiffs are not going to agree to it. And there is no way you could get such a change without their agreement.

I wanted to bring up a question about K&E’s compensation. They left a very clear impression at least in my mind and I stayed for most of their presentation, that this wasn’t about money, this is an ethical stance. And I guess I always have to question that and almost anything in life. Can you tell me a little bit about what the compensation may in fact look like? Their statement was they would only apply to the court for time. But can the court at its discretion award fees over and above that? I mean, tell me what that money trail says to me.

I, as I understand their position, because there was one meeting where we were in attendance with them, some of you may have been there, and I understood Mr. Johnson to say that they would be compensated only if they improved, provided value, improved the settlement. I never, I don’t think he said and then they would only ask for their time. I think usually in those circumstances they request a percentage of what they delivered. And they are, and in terms we all understand there, it’s like I said, it all comes back, goes back to finding a ship on the value of the ocean, you know. It’s salvage value. And if they produce, if they bring the ship up they get a piece of it.

And that’s why I bring this up because if somebody else was at this meeting, like I was, I want to make sure that I heard it correct. Because, Kevin, I believe I heard him say, we’re not in it for the upside. We’re in it for the time. Now, if I’m mistaken I just want to make that point clear.

I have no, I wasn’t there, I never heard it, so I have no —

Okay, that’s fine, and you can’t speak to what you didn’t hear. I understand that. But I just wanted, I think it’s important to have as a matter of record in this situation that there was wordsmithing going on, and I’m not going to say that’s not going on on all sides, but in this case I walked out of here with a very clear impression that this was just, you know, on an hourly base, the good work that we have done based on the ethical nature of our position, you know. And I guess that just didn’t sit well and I am not a legal expert, I don’t understand what the court can do in its discretion, how that statement could be made yet then retracted in the future on some legal basis.

Well, I don’t know if they made it, so I would say, confirm it in writing.

I think at the meeting that you’re referring to there was no question that they had made a comment about if they were able to succeed in saving us a lot of money that they would go to the judge. I think at the last meeting that we had here they said that they were only interested in getting their hourly pay and their hourly expenses since February, but then the question was asked, well, what if you succeeded, and they kind of danced around that position and said, well, we would wait to see what would happen. I don’t think that they eliminated any possibility of seeking any more money.

Well, I —

You weren’t there, that was my observation.

We’re here to answer questions about the settlement agreement.

Yeah, this is a question about fiduciary duty. On the matter of fees, what confuses me —  my understanding is that the defendant class as a class was certified for certain purposes but not for the assessment of fees. In other words, I understood that the defendant class is not liable for fees in this case. Is that correct, or is another mistake of mine?

That was certainly, that is certainly my recollection of the original undertaking, yes.

So then my follow-up question is, is it even possible for K&E to get fees on a percentage basis from this class?

You know, I don’t know and I’d rather not even speculate what their thoughts are, especially since they’ve made some representations. I don’t want to question. I don’t know.

One of the things, Jeff, when we were negotiating this settlement, was the fact that, I believe the court had said something that the plaintiffs could not get fees, and so we went ahead and negotiated because we had paid all the fees for the Full Member defendant class up until that point. And we felt that it was a far more attractive outcome to maintain control of your entity rather than having them come back and go after the AMs for stock or shares in the company or whatever way they would seek compensation. Because early in the case there was something said about the fact that they couldn’t collect fees, so you make an interesting point.

Any other questions? Nothing on the phone? Okay. All right, thanks very much. Thanks for coming in.

[Operator: Thank you. The conference is now ended. You may disconnect your lines.]